SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  May, 2008

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp Announces the Payment of Interim Dividends an Interest On Own Capital" dated on May 20, 2008.

May 20, 2008 (04 pages)

For more information, contact:

Norair Ferreira do Carmo
TELESP, São Paulo - Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: ri@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; May 20, 2008) – Telecomunicações de São Paulo S. A. – Telesp (NYSE: TSP; BOVESPA: TLPP) announces to its shareholders that the Board of Directors, at its Meeting held on May 20, 2008, deliberated, ad referendum of the General Shareholders’ Meeting, the announcement and the payment of Interim Dividends and Interest On Own Capital, as follows:

I – INTERIM DIVIDEND – FISCAL YEAR 2008

In accordance with the established in article 27 of the Company’s Bylaws and articles 204 and 205 of the Law #6,404/76, were announced Interim Dividends in the amount of R$485,000,000.00 (four hundred eighty five million Reais), in accordance to the table below, based on the earnings reported in the last balance sheet as of March 31, 2008, to the holders of common and preferred shares registered as so in the Telesp's registry book by the end of the day on May 20, 2008. After this date, the shares will be considered as ex-dividends.

In accordance with the single paragraph of article 27 of the Company’s Bylaws, the said dividend will be charged to the mandatory minimum dividend for the fiscal year 2008, ad referendum of the General Shareholders’ Meeting that approves the financial statements of the fiscal year 2008.

THE PAYMENT OF THESE DIVIDENDS WILL BE CARRIED OUT STARTING ON JUNE 23, 2008.

II – INTEREST ON OWN CAPITAL – FISCAL YEAR 2008

In accordance with the established in article 28 of the Company’s Bylaws, article 9 of the Law 9,249/95 and CVM Instruction #207/96, was deliberated the payment of Interest On Own Capital related to the fiscal year of 2008, granted to the holders of common and preferred shares of the Company with equity position by the end of the day on May 20, 2008, in the amount of R$200,000,000.00 (two hundred million Reais), with income tax withholding of 15%, resulting in net interest of R$170,000,000.00 (one hundred seventy million Reais), in accordance to the table below.

The corresponding credit will be made in the Telesp's accounting records on May 20, 2008, on an individual basis for each shareholder, based on the equity position by the end of the day, on May 20, 2008. After this date, the shares will be considered as ex-Interest On Own Capital.

In accordance with the single paragraph of article 28 of the Company’s Bylaws, said Interest On Own Capital may be charged to the mandatory minimum dividend for the fiscal year 2008, ad referendum of the General Shareholders’ Meeting.

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until June 02, 2008 to the Gerenciamento de Ações Escriturais of Banco ABN AMRO Real S.A., the depositary bank of the stocks, located at Av. Brigadeiro Luis Antonio, 1827 – 8º andar - CEP: 01317-002– Bela Vista – São Paulo – SP.

THE PAYMENT OF THIS INTEREST ON OWN CAPITAL WILL BE CARRIED OUT STARTING ON JUNE 23, 2008.

Telecomunicações São Paulo S.A. – Telesp (“Company”) also announces to the shareholders that will begin on June 23, 2008 the payment of values related to Interest On Own Capital and Dividend, as follows:

I – INTEREST ON OWN CAPITAL DELIBERATED ON DECEMBER 10, 2007

The payment of Interest On Own Capital deliberated in the Board of Directors’ Meeting, held on December, 10, 2007, and ratified in the General Shareholders’ Meeting held on March 26, 2008, granted to the holders of common and preferred shares of the Company with equity position by the end of the day on December 28, 2007, according to the Announcement published on December 11, 2007, in the amount of R$ 211,000,000.00 (two hundred eleven million Reais), with income tax withholding of 15%, resulting in net interest of R$ 179,350,000.00 (one hundred seventy nine million three hundred fifty thousand Reais), in accordance to the table below:

In accordance with the single paragraph of article 28 of the Company’s Bylaws, the value of the Interest On Own Capital was charged, by it’s net value, to the mandatory minimum dividend related to the fiscal year that it has been deliberated (2007).

THE PAYMENT OF THIS INTEREST ON OWN CAPITAL WILL BE CARRIED OUT STARTING ON JUNE 23, 2008.

II – DIVIDENDS DELIBERATED ON MARCH 26, 2008

The payment of Dividends deliberated in the General Shareholders’ Meeting held on March 26, 2008, granted to the holders of common and preferred shares of the Company with equity position by the end of the day on March 26, 2008, according to the Announcement published on March 26, 2008, in the amount of R$ 350,938,084.56 (three hundred fifty million, nine hundred thirty eight thousand, eighty four Reais and fifty six cents), in accordance to the table below:

THE PAYMENT OF THIS DIVIDEND WILL BE CARRIED OUT STARTING ON JUNE 23, 2008.

- INCOME TAX WITHHOLDING

1 - Dividends

Dividends are exempt of Income Tax Withholding, according to the Law #9249/95.

2 – Interest On Own Capital

An income tax of 15% is withheld at the source when paying Interest On Own Capital, no income tax will be withheld in the case of immune or exempt legal entities that provide proof of such condition within the established deadline.

- ADDITIONAL INFORMATION

Dividends not claimed within the period of 03 (three) years after the date of the beginning of the payment will be forfeited in favor of the Company (Law #6404 of December 15, 1976, Article 287, II, a).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	May 20, 2008	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director